Questar Gas Company

333 South State Street P.O. Box 45360

Salt Lake City, Utah 84145-0360

December 28, 2018

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Questar Gas Company
Registration Statement on Form S-3 (File No. 333-181406)

Ladies and Gentlemen:

This letter constitutes an application by Questar Gas Company, a Utah corporation (the “Company”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), for an order permitting the Company to withdraw its Registration Statement on Form S-3, including all exhibits and amendments thereto (File No. 333-181406), that was initially filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2012 (the “Registration Statement”). The Registration Statement became effective upon Commission order on June 13, 2012. No securities have been sold or exchanged or will be sold or exchanged pursuant thereto.

In September 2016, the Company became an indirect wholly owned subsidiary of Dominion Energy, Inc. and its plans for financing its operating and capital needs have subsequently changed. The Company has no current plans to access the public capital markets for such purposes and therefore does not need to keep the registration statement in effect. Should the Company’s plans change, the Company understands that it would need to file a new registration statement with the Commission.

If you have any questions regarding this application, please contact Meredith Sanderlin Thrower at meredith.s.thrower@dominionenergy.com, with a copy to Jane Whitt Sellers of McGuireWoods LLP, who is also serving as counsel to the Company in connection with this matter, at jsellers@mcguirewoods.com. In addition, please contact Meredith Sanderlin Thrower at (804) 819-2139 or Jane Whitt Sellers at (804) 775-1054 to confirm that the Commission staff has no objection to this withdrawal request.

Sincerely,

/s/ James R. Chapman
James R. Chapman
Senior Vice President, Chief Financial Officer and Treasurer